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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-14224

(Check one)

/X/ Form 10-K  / / Form 1O-KSB  / / Form 11-K  / / Form 20-F  / / Form 10-Q  / / Form 10-QSB
/ / Form N-SAR

For period ended: March 31, 2001

/ / Transition Report on Form 10-K and Form 10-KSB

/ / Transition Report on Form 20-F

/ / Transition Report on Form 11-K

/ / Transition Report on Form 10-Q and Form 10-QSB

/ / Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

IFR Systems Inc.

Full name of registrant N/A

Former name if applicable

10200 West York Street

Address of principal executive office (Street and number)

Wichita, Kansas, 67215

City, state and zip code

PART II
RULE 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  (a)
  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b)
  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c)
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year Ended March 31, 2001 within the required period without unreasonable effort or expense. In the weeks preceding the due date for the Company's Form 10-K filing, management focused on negotiating an Amendment No. 6 to its Credit Agreement with its syndicate of seven banks. The Amendment, which at June 29, 2001, had been signed by six of the seven banks in the syndicate, reduces quarterly principal payments, extends the maturity date of the loan and restates certain financial ratio covenants. The Company had been assured that all of the banks would agree to Amendment No. 6 and that all bank signatures on the amendment would be available on the due date for filing the Form 10-K. The Form 10-K was prepared to include Amendment No. 6. Late in the day on June 29, 2001, the due date for filing the Form 10-K, the Company was informed that one of the seven banks had additional questions and that its signature on Amendment No. 6 would not be available that day. At that point it was impossible to timely revise and prepare the Form 10-K for filing without the execution of the Amendment No. 6 by all of the banks. The Company anticipates obtaining the final bank signature on Amendment No. 6 and filing its Annual Report on Form 10-K on or before July 14, 2001. PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

    Dennis H. Coley (316) 522-4981

    (Name)            (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/  Yes    / /  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/  Yes    / /  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          IFR Systems Inc.
                          (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2001	By:	/s/ DENNIS H. COLEY Name: Dennis H. Coley Title: Chief Financial Officer

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PART I REGISTRANT INFORMATION
PART II RULE 12b-25(b) AND (c)
PART III NARRATIVE